July 1, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Nuveen California Dividend Advantage Municipal Fund

Registration Statement on Form N-14 8C

(File No. 333-211657)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned hereby request that the effective date for Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 8C referenced above be accelerated so that it will become effective as of July 5, 2016, or as soon thereafter as practicable.

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Sincerely,

NUVEEN CALIFORNIA DIVIDEND ADVANTAGE MUNICIPAL FUND

By:	/s/ Kevin J. McCarthy
Name:	Kevin J. McCarthy
Title:	Vice President and Secretary